Exhibit 99.1

Digital Platform Revenues Drive 1Q14 Growth

Mumbai, India, August 18, 2014

This past quarter saw the execution of Rediff.com’s strategy: to retain and grow its approximately 15 million engaged users through a variety of digital offerings and then earn revenue from digital services provided to these users and to businesses. The Company’s revenue stream, which used to be dominated by advertising is gradually shifting away from advertising and is increasingly driven by revenues from its ecommerce marketplace and subscription revenues from the enterprise email and collaboration services.

Overall revenue of $4.08 million for the 2014 first quarter is about the same as the comparable quarter last year (up 6% up in Rupee terms). This number masks a 49% growth (58% in Rupee terms) in fee based income which grew to US$ 1.76 million offsetting a decline of 26% (21% in Rupee terms) in advertising revenue to US$1.62 million.

The progress that Rediff.com is making towards finding a profitable, high growth niche in the booming Indian online shopping market is evident in the Company’s 27% Take Rate (fees earned as a percentage of value of products transacted), its healthy +14% -product margin, and a customer return rate as low as 11%. Additionally, approximately 23% of the transactions on the Company’s marketplace were done through mobile phones, a figure which continues to grow as mobile devices become more widespread throughout India and the broadband infrastructure continues to improve.

“India’s online shopping industry is extremely active now with multibillion dollar investments being made by companies such as Amazon building large warehouses, holding stock and making deliveries using large numbers of company employees. In this environment we are pursuing a strategy of being a digital intermediary and using data science to enable small merchants to fulfill orders and be competitive. We hope to build a profitable and high growth niche in this industry. You can see signs of a new Rediff emerging, ” said Ajit Balakrishnan, Chairman and CEO, Rediff.com India Ltd.

Further details of Rediff.com’s results for the first fiscal quarter ended June 30, 2014 are appended in tabular form to this press release. A script of the earnings result conference call held on August 18, 2014 will also be made available on Rediff’s Investor Information website at investor.rediff.com.

About Rediff.com

Rediff.com (NASDAQ: REDF) is one of the premier worldwide online providers of news, information, communication, entertainment and shopping services to Indians worldwide. Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi, India and New York, USA.

Safe Harbor

Except for historical information and discussions contained herein, statements included in this release may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and reflect our current expectations. Forward-looking statements are identified by certain words or phrases such as "may", "will", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the economies worldwide and in the sectors in which our clients are based, the slowdown in the Internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, acceptance of new products and services, the development of broadband Internet and 3G networks in India, legal and regulatory policies, managing risks associated with customer products, the wide spread acceptance of the Internet as well as other risks detailed in the Form 20-F and other reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

TABLES FOLLOW

STATEMENT OF OPERATIONS
QUARTER ENDED JUNE 30, 2014

       (All figures are in US$ millions, unless otherwise indicated below)

	Quarter ended June 30
	2014	2013
Revenues
India Online	3.38	3.37
US Publishing	0.70	0.74
Total Revenues	4.08	4.11
Cost of Revenues *	(2.82)	(2.30)
Gross Margin	1.26	1.81
Gross Margin %	31%	44%
Operating Expenses *	(4.70)	(3.28)
Operating EBITDA	(3.44)	(1.47)
Depreciation / Amortization	(0.52)	(0.88)
Interest Income	0.30	0.35
Miscellaneous income	0.19	0.07
Foreign Exchange gain (loss)	-	0.06
Net loss before income taxes	(3.47)	(1.87)
Tax	(0.01)	-
Net loss	(3.48)	(1.87)
Net loss per ADS (in US dollars), basic	(0.126)	(0.068)
Net loss per ADS (in US dollars), diluted	(0.126)	(0.068)
Weighted average ADSs outstanding (in millions)	27.59	27.59
* Stock-Based Compensation included in:
Cost of Revenues	-	0.01
Operating Expenses	0.08	0.07

Notes

•	Each ADS represents one half of an equity share.

•	The above numbers are subject to audit. An audit could result in adjustments which would result in the audited numbers varying from the numbers set forth above.

•	The company established an ESOP trust for the benefit of employees, which has acquired 1,015,000 shares (equivalent to 2,030,000 ADSs). These shares are treated as treasury stock and therefore are excluded from the EPS calculations.

Non-GAAP Measures Note

Operating EBITDA and non-GAAP operating expenses are the non-GAAP measures in this press release. These measurements are not recognized under generally accepted accounting principles (“GAAP”).

Operating EBITDA represents loss from operations prior to adjustments for depreciation/ amortization, non-recurring items and other income or expense and tax. However, other companies may calculate operating EBITDA differently. Operating EBITDA is not intended to represent cash flows as defined by generally accepted accounting principles and should not be considered as an indicator of cash flow from operations. We have included information concerning Operating EBITDA in this press release because management and our board of directors use it as a measure of our performance. In addition, future investment and capital allocation decisions are based on Operating EBITDA. Investors and industry analysts use Operating EBITDA to measure the Company’s performance compared to historic results and our peer group. The reconciliation between Operating EBITDA and net loss, the GAAP measure, is as follows:

RECONCILIATION FROM OPERATING EBITDA TO NET INCOME
QUARTER ENDED JUNE 30, 2014

(All figures are in US$ millions)

	Quarter ended June 30
	2014	2013
Operating EBITDA (Non-GAAP)	(3.44)	(1.47)
Depreciation / Amortization	(0.52)	(0.88)
Interest Income	0.30	0.35
Miscellaneous income	0.19	0.07
Foreign Exchange gain (loss)	-	0.06
Net loss before income taxes	(3.47)	(1.87)
Tax	(0.01)	-
Net loss (GAAP)	(3.48)	(1.87)

Non-GAAP operating expenses represent our operating expenses comprised of sales and marketing, product development and general and administrative expenses excluding depreciation and amortization. We have used non-GAAP operating expenses measure to compute our Operating EBITDA. A reconciliation of GAAP operating expenses to non-GAAP operating expenses is as follows:

RECONCILIATION FROM GAAP TO NON-GAAP OPERATING EXPENSES
QUARTER ENDED JUNE 30, 2014

(All figures are in US$ millions)

	Quarter ended June 30
	2014	2013
Operating Expenses (GAAP)	5.22	4.10
Depreciation/Amortization	(0.52)	(0.88)
Foreign Exchange gain (loss)	-	0.06
Operating Expenses (Non-GAAP)	(4.70)	3.28

For further details contact:

Mandar Narvekar

Rediff.com India Ltd.
Investor Relations and Corporate Affairs Contact
Tel.: +91-22-6182-0000

Email: investor@rediff.co.in

Glenn Wiener and Jay Morakis

GW Communications (U.S.A.)

Tel. 212.786.6011 / 212.786.6037

Email: gwiener@GWCco.com / jmorakis@GWCco.com